The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

        Subject to completion, Pricing Supplement dated February 17, 2006

PROSPECTUS Dated January 25, 2006                   Pricing Supplement No. 28 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 333-131266
Dated January 25, 2006                             Dated                  , 2006
                                                                  Rule 424(b)(2)

                                 Morgan Stanley
                       GLOBAL MEDIUM-TERM NOTES, SERIES F
                       Senior Floating Rate Notes Due 2016
                             Inflation Linked Notes
                             ----------------------

     The amount of interest payable on the notes will be linked to year-over-year changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.

     We, Morgan Stanley, may not redeem these notes prior to the maturity date. We describe the basic features of this type of note in the section called "Description of Notes--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

     We may increase the aggregate principal amount of this offering of notes prior to the original issue date, but we are not obligated to do so.


Principal Amount:                  U.S. $

Maturity Date:                     March 1, 2016

Settlement Date (Original
   Issue Date):                    March    , 2006

Interest Accrual Date:

Issue Price:                       100%

Underwriter's Discounts and
   Commissions:                       %

Proceeds to Company:                  %

Specified Currency:                U.S. dollars

Redemption Percentage at
   Maturity:                       100%

Interest Rate                      See "Initial Interest Rate" and "Interest
                                   Rate" below.

Spread: We will determine the spread on the date we price the notes for initial sale to the public. We expect the spread to be 2.15% to 2.25%.

Index Maturity:                    N/A

Maximum Interest Rate:             N/A

Minimum Interest Rate:             0.00%

Initial Interest Rate:             5.75%, from and including the original issue
                                   date to but excluding April 1, 2006, the initial interest reset date (calculated on an actual/actual day count basis).

Interest Payment Dates:            The first day of each month, beginning April
                                   of 2006; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day;
                                   provided further that no adjustment will be made to any interest payment made on that succeeding business day.

Interest Payment Period:           Monthly

Interest Reset Dates:              The first day of each month, beginning April
                                   1, 2006, whether or not such date is a
                                   business day.

Interest Reset Period:             Monthly

Interest Determination Dates:      Each interest reset date

Reporting Service:                 Bloomberg CPURNSA

Book-Entry Note or
   Certificated Note:              Book-entry note

Senior Note or Subordinated
   Note:                           Senior note

Business Days:                     New York

Calculation Agent:                 JPMorgan Chase Bank, N.A.

Denominations:                     $1,000

CUSIP:                             61745ETS0

Other Provisions:                  See below.


      The notes involve risks not associated with an investment in ordinary floating rate notes.

                    See Risk Factors beginning on Page PS-3.

      Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

                                 MORGAN STANLEY

Consumer Price Index

     The amount of interest payable on the notes on each interest payment date will be linked to year-over-year changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and published on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors' and dentists' services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

     The interest rate for the notes being offered by this pricing supplement for each interest payment period during the term of the notes following the initial interest payment period will be the rate determined as of the applicable interest determination date pursuant to the following formula:

                                               CPI(t)-CPI(t-12)
                     Interest Rate    =       ------------------  + Spread
                                                   CPI(t-12)
where:

CPI(t) = CPI for the applicable reference month, as published on Bloomberg CPURNSA;

CPI(t-12) = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA;

and

Spread = 2.15 to 2.25%. We will determine the spread on the date we price the notes for initial sale to the public.

     The interest rate for the notes during the initial interest payment period from and including the original issue date to but excluding the initial interest reset date will be 5.75% per annum. In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum. The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

     CPI(t) for any interest reset date is the CPI for the third calendar month, which we refer to as the "reference month," prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date. For example, for the interest payment period from and including December 1, 2006 to but excluding January 1, 2007, CPI(t) will be the CPI for September 2006 (the reference month), and CPI(t-12) will be the CPI for September 2005 (which is the CPI for the twelfth month prior to the reference month). The CPI for September 2006 is expected to be reported by the BLS and published on Bloomberg CPURNSA in October 2006, and the CPI for September 2005 was reported and published in October 2005. For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

     If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, JPMorgan Chase Bank, N.A., in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

     In calculating CPI(t) and CPI(t-12), the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPI(t) and CPI(t-12)used by the calculation agent on any interest reset date to determine the interest rate on the notes (an "initial CPI") is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

     If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

     If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

     All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     In periods of little or no inflation, the interest rate will be equal to the spread and may be as little as zero.

     Interest payable on the notes is linked to year over year changes in the level of the CPI determined each month.

     If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread, which we expect to be 2.15% to 2.25% per annum. We will determine the spread on the date we price the notes for initial sale to the public.

     If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment period that is less than the spread per annum. If the CPI for the same month in successive years declines by the spread or more, investors in the notes will receive only the minimum interest rate, which is 0.00%.

     The interest rate on the notes may be below the rate otherwise payable on debt securities issued by us with similar maturities.

     If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a debt instrument with terms otherwise similar to those of the notes.

     Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.

     There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

     The historical levels of the CPI are not an indication of the future levels of the CPI.

     The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

     Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

     United States Federal Income Taxation

     The notes will be treated as "variable rate debt instruments" for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called "United States Federal Taxation -- Tax Consequences to U.S. Holders -- Notes -- Floating Rate Notes."

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called "United States Federal Taxation -- Tax Consequences to Non-U.S. Holders." Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     Supplemental Information Concerning Plan of Distribution

     We expect to deliver the notes against payment therefor in New York, New York on March , 2006, which will be the Business Day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding Business Day will be required, by virtue of the fact that the notes initially will settle in
Business Days (T+    ), to specify alternative settlement arrangements to
prevent a failed settlement.

                                                                                                                     Annex A


                                 Historical Information and Hypothetical Interest Rate Calculations

     Provided below are historical levels of the CPI as reported by the BLS for the period from October 1999 to December 2005. Also provided below are the hypothetical interest rates for the period from January 2001 to March 2006 that would have resulted from the historical levels of the CPI presented below and a hypothetical spread of 2.15%. We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

     The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.

                             Historical Levels of CPI                   Hypothetical Interest Rates Based on Historical CPI Levels

            1998     1999   2000    2001   2002   2003   2004   2005  |   2000      2001       2002       2003   2004   2005   2006
          ------------------------------------------------------------|-------------------------------------------------------------
January             164.3  168.8   175.1  177.1   181.7  185.2  190.7 |  4.71%     5.60%      4.28%      4.18%   4.19%  5.34%  6.50%
                                                                      |                                |-------|
February            164.5  169.8   175.8  177.8   183.1  186.2  191.8 |  4.77%     5.60%      4.05%    | 4.35% | 3.92%  5.67%  5.61%
                                                - - - - - - - - - - - - - - - - - - - - - - - - - - - -|-------|
March               165.0  171.2   176.2  178.8 | 184.2  187.4  193.3 |  4.83%     5.54%      3.70%      4.53%   4.03%  5.41%  5.57%
                                                |                     |
April               166.2  171.3   176.9  179.8 | 183.8  188.0  194.6 |  4.89%     5.88%      3.29%      4.75%   4.08%  5.12%
                                                |                     |
May                 166.2  171.5   177.7  179.8 | 183.5  189.1  194.4 |  5.37%     5.68%      3.29%      5.13%   3.84%  5.16%
                                                |                     |
June                166.2  172.4   178.0  179.9 | 183.7  189.7  194.5 |  5.91%     5.07%      3.63%      5.17%   3.89%  5.30%
                                                |                     |
July                166.7  172.8   177.5  180.1 | 183.9  189.4  195.4 |  5.22%     5.42%      3.79%      4.37%   4.44%  5.66%
                                                |                     |
August              167.1  172.8   177.5  180.7 | 184.6  189.5  196.4 |  5.34%     5.77%      3.33%      4.21%   5.20%  4.95%
                                                |                     |
September           167.9  173.7   178.3  181.0 | 185.2  189.9  198.8 |  5.88%     5.40%      3.22%      4.26%   5.42%  4.68%
                                                |                     |
October     164.0   168.2  174.0   177.7  181.3 | 185.0  190.9  199.2 |  5.81%     4.87%      3.61%      4.26%   5.14%  5.32%
                                                |                     |
                                 |--------------|                     |
November    164.0   168.3  174.1 | 177.4  181.3 | 184.5  191.0  197.6 |  5.56%     4.87%      3.95%      4.31%   4.80%  5.79%
                                 |--------------|                     |
December    163.9   168.3  174.0   176.7  180.9   184.3  190.3  196.8 |  5.60%     4.80%      3.66%      4.47%   4.69%  6.84%

     For example, the hypothetical interest rate payable on the notes for the February 2003 interest payment period would have been 4.35% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under "Interest Rate":

     CPI(t) = 181.3, which is equal to the CPI level for November 2002, which as the third calendar month prior to the interest reset date of February 2003, would be the reference month; and

     CPI(t-12) = 177.4, which is equal to the CPI level for November 2001, the twelfth calendar month prior to the reference month for the interest reset date of February 2003,

                                                 181.3--177.4
        as follows:         4.35%     =     ----------------------     +     2.15%
                                                   177.4